

April 29, 2014

<u>Via E-mail</u>
David W. Pritchard
Chief Executive Officer
Kalobios Pharmaceuticals, Inc.
260 East Grand Avenue
South San Francisco, CA 94080

   Re: **Kalobios Pharmaceuticals, Inc.**
      Preliminary Proxy Statement on Schedule 14A
      Filed on April 18, 2014
      File No. 001-35798

Dear Mr. Pritchard:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ *Daniel Greenspan for*

        Jeffrey P. Riedler
        Assistant Director